## Zentrum Energie Trust SA

## Term Sheet for Convertible Notes

*The purpose of this letter is to set forth the indicative terms pursuant to which, subject to certain conditions set forth herein, the Investors (as defined below) would purchase certain securities of Cougar Oil and Gas Canada Inc. (the "Company"), and the Company would sell such securities to the Investors. The terms and conditions set forth herein are subject to change and this letter does not constitute an offer*

**Notes:** Unsecured Convertible Notes of 50,000 Swiss Francs each unit – 2 unit minimum, for a total issuance of 4,700,000 Swiss Francs with option to convert to unregistered shares of Cougar Oil and Gas Canada, Inc. with a full warrant for each share issued.

**Use of Proceeds:** Two well drilling program proposed for February/March, 2011 on the Trout Properties of Cougar Oil and Gas Canada, Inc.

**Initial Draws by Company:** First draw of 950,000 Swiss Francs on signing term sheet. Second Draw of 950,000 Swiss Francs March 15, 2011. Balance of draws to be negotiated over a 45 to 60 day period. The subsequent draws will be subject to a review of the results of the drilling program and 3D seismic program for purposes of additional drilling projects.

**Interest Rate:** Bank of Canada Prime plus 3% accrued for term of loan and paid out at either conversion or note repayment.

**Term:** 18 months from closing.

**Prepayment:** at any time after 6 months from closing, the company may at its option repay the notes and accrued interest with no penalty – the company will give 10 days' notice of intention to repay. Conversion rights will terminate upon repayment.

**Conversion:** The Investor shall have the option until 45 days prior to the end of term to convert the complete balance excluding accrued interest to unregistered shares of Cougar Oil and Gas Canada, Inc plus one warrant for each common stock issued.

**Fixed Conversion Price:** 3.00 USD

**Warrants:** upon conversion, the Investor shall receive warrants to purchase a number of shares of Common Stock (the "**Warrants**") equal to 100% of the number of shares of Common Stock to be issued on the conversion date. The Warrants will be exercisable into Common Stock at an exercise price of 130% of the Fixed Conversion Price. The Warrants will have a 4 - year term from issuance date.

**Forced Conversion of Convertible Notes** . The Company will have the right to force the conversion of the outstanding notes at any time commencing one year after the Closing Date provided that the closing price of Common Stock in the principal public market for the Common Stock has been equal to 200% or

more of the Fixed Conversion Price for 20 consecutive trading days. The Company will give notice of the redemption date which shall be the 30th day after the date of notice, which notice may be given at any time within 10 trading days after the Common Stock has traded at or above the foregoing closing price formulation. The Company will provide a Reg S registry of these shares upon completion of a Reg S agreement.

**Assignment:** The assignment of the debentures is permitted with 10 days written notice to the company

**Negative Covenant:** Company will represent that these notes will be retired upon the next equity raise unless agreed to by both parties.

Cougar Oil and Gas Canada, Inc.

William S Tighe

CEO.

Zentrum Energie Trust SA